Exhibit 3.149

State of Delaware Secretary of State Division of Corporations Delivered 04:11 PM 07/08/2014 FILED 03:59 PM 07/08/2014 SRV 140929601 – 5564964 FILE

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is NC Financial Solutions of Louisiana, LLC.

Second: The address of its registered office in the State of Delaware is 1675 South State St., Ste B in the City of Dover. Zip code 19901. The name of its Registered agent at such address is Capitol Services, Inc..

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is                     .”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 8th day of July, 2014.

By:	/s/ J. Curtis Linscott

Authorized Person (s)

Name:	J. Curtis Linscott